Exhibit 99.3

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2012

The following management’s discussion and analysis (‘‘MD&A’’) of the financial condition and results of operations of Rio Alto Mining Limited (the “Company” or “Rio Alto”) together with its subsidiaries is as of December 31, 2012. It is intended to be read in conjunction with the Company’s audited consolidated financial statements (the “Financial Statements”) for the year ended December 31, 2012, the seven-month financial year ended December 31, 2011 and the year ended May 31, 2011 and other corporate filings, including the Company’s Annual Information Form for the year ended December 31, 2012, available at www.sedar.com (“SEDAR”). The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the Financial Statements and MD&A are presented in United States dollars.

This MD&A, dated March 28, 2013, contains forward-looking information and forward looking statements. Readers are referred to the cautionary statement regarding forward-looking information under the heading “Cautionary Statement on Forward Looking Information”, which forms part of this MD&A.

Management is responsible for the Financial Statements referred to in this MD&A, and provides officers’ disclosure certifications filed with securities commissions on SEDAR.

Additional information about Rio Alto may be found at the Company’s website at www.rioaltomining.com or within the Company’s SEDAR profile at www.sedar.com.

Company Overview

The Company was formed in 1987 under the laws of British Columbia, Canada. Following a continuation under the laws of Alberta, Canada and a number of name changes, the Company became Rio Alto in July 2009. The principal business of the Company is mining the gold oxide deposit at the La Arena Gold Mine (“Phase I”) and conducting a feasibility study on the economic viability of further developing the adjacent copper/gold sulphide deposit (“Phase II”) together the “La Arena Project” in northwestern Peru. La Arena S.A. (“La Arena”) owns 100 per cent of the La Arena Project. La Arena is an indirect, wholly owned, Peruvian subsidiary of the Company. In January 2012, Phase I began commercial production.

Rio Alto changed its fiscal and financial year end from May 31 to December 31 in November 2011; consequently, the consolidated financial statements are for the year ended December 31, 2012 compared to the seven month period ended December 31, 2011. The change was made to allow the Company to align its year-end with that of La Arena.

Rio Alto has five wholly-owned subsidiaries – La Arena, Rio Alto S.A.C. and Empresa de Energia Yamobamba SCA, each incorporated under the laws of Peru, Rio Alto Insurance Limited, incorporated under the laws of Barbados and Mexican Silver Mines (Guernsey) Limited (“MSMG”) incorporated under the laws of Guernsey.

The Company is a reporting issuer in British Columbia, Ontario and Alberta and its common shares trade on the Toronto Stock Exchange (“TSX”) and the Bolsa de Valores de Lima under the symbol “RIO”, the New York Stock Exchange under the symbol “RIOM”, and the Frankfurt Stock Exchange under the symbol “A0MSLE”.

The Company has included non-IFRS performance measures – cash production cost and total cost per gold ounce sold – throughout this document. The Company uses these performance measures to monitor its operating cash costs and spending and believes these measures provide investors and analysts with useful information about the Company’s underlying cost structure. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company reports cash production cost and total cost per ounce on a sales basis. In the gold mining industry these are common performance measures, but they do not have standardized meanings. Refer to La Arena Gold Mine Costs for a description of how cash production cost and total cost are determined.

Objectives and Highlights for 2012

Rio Alto’s objectives for its first year of commercial production were to:

  Further expand capacity at the La Arena Gold Mine to 36,000 tonnes per day (“tpd”) of ore to the leach pad;

  Replace mined gold oxide resources through exploration;

  Produce between 150,000 and 160,000 ounces of gold;

  Expand the copper-gold sulphide resource and reserve through exploration;

  Infill drill the first five years of anticipated copper-gold sulphide production as part of the feasibility study;

  Advance the copper-gold sulphide feasibility study toward completion;

  Review project and corporate development opportunities;

  Continue to improve the community relations, environment, and safety teams; and

  Complete these objectives without diluting shareholders.

The Company’s achievements during 2012 are summarized in the following table:

Objective	Achievement	Observations
Expand capacity to 36,000 tonnes	Accomplished in Q4 2012	Objective met on schedule

Replace mined oxide resources	Completed 46,428 meters of RC drilling since the most recent resource report in September 2011	In April 2013 an updated resource and reserve report will be provided

Produce 150,000 to 160,000 ounces of gold	Produced 201,113 ounces of gold	Production exceeded expectations

Expand the copper-gold sulphide resources	Completed 63,020 meters of DD and 5,892 meters of RC drilling since September 2011	An updated resource and reserve report will be provided in April 2013

In-fill drill the first five years of anticipated copper-gold sulphide production	Completed the drilling within the scope of the 68,912 meters of drilling described immediately above	An internal feasibility study incorporating a mine plan for the first five years of mining is in process

Advance the copper-gold feasibility study	Significant progress has been made on the study	The feasibility study should be completed during 2013

Review corporate development opportunities	Several producing and development properties and acquisition possibilities were reviewed. No potential investment was determined to be accretive.	Earn-in agreements have been entered into to explore and possibly acquire a majority interest in three exploration prospects

Improve community relation, environmental and safety teams	Teams were improved and positive results are being obtained	There have been no significant community issues and excellent safety and environmental results have been achieved

Complete objectives without shareholder dilution	No equity or other dilutive fiancings were intered into. A total of 5,790,610 shares were issued upon the exercise of stock options or conversion of warrants.	There are 7,896,000 stock options outstanding that are potentially dilutive

Objectives for 2013

Rio Alto’s objectives for 2013 are to:

  Replace mined gold oxide resources through exploration;

  Identify a mineral resource at the La Colorada exploration prospect approximately 8.4 kms from the La Arena Gold Mine;

  Produce between 190,000 and 210,000 ounces of gold;

  Issue updated resource and reserve estimates for the La Arena Gold Mine and Phase II copper-gold deposit in early 2013;

  Complete the copper-gold sulphide feasibility study;

  Build a power line connecting the La Arena Project to the national grid;

  Review project and corporate development opportunities;

  Continue to improve the community relations, environment, and safety teams; and

  Complete these objectives without diluting shareholders.

Operating Activities

In January 2012 the La Arena Gold Mine entered into commercial production. From January through December 2012 ore mined amounted to 8.0 million tonnes and waste mined was 13.4 million tonnes as set out in the table below.

	Dry Metric			Dry Metric
	Tonnes of			Tonnes of	Waste to
Month	Ore	Au g/t	Au Ozs	Waste	Ore Ratio
Q1	1,328,022	1.34	57,437	2,412,345	1.8
Q2	1,734,680	1.09	60,666	2,138,641	1.2
Q3	2,369,259	0.59	44,737	3,641,155	1.5
Q4	2,571,532	0.63	51,725	5,213,822	2.0
Total/Average	8,003,493	0.84	214,565	13,405,963	1.7

During Q2 2012, management revised the mine plan to accelerate waste removal and focus ore production from the smaller, lower grade Ethel Pit in order to mine out this pit and prepare it for use as a leach pad. Exploration drilling adjacent to and between the Ethel Pit and the Calaorco Pit identified additional gold mineralization, which should be mined during the first two quarters of 2013. This additional mineralized material is hidden beneath overburden that will need to be removed. Management believes that the cost of removing this overburden should be expensed as part of cost of sales and not deferred and amortized because the incremental gold production is not deemed to be material. However, this additional work will delay completion of the leach pad until the latter half of 2013. During 2013 leach pad capacity will be expanded to accommodate 67.4 million tonnes of ore. The estimated cost of this work is in the order of $30 million. Similarly, waste dump capacity will ultimately be expanded to 158.2 million tonnes over the next two or three years, which should be sufficient for gold oxide mine and ultimately to contain some waste from Phase II. An amount of approximately $6 million is to be spent on the waste dump in 2013.

Plant operations were expanded during 2012 to handle solution from 36,000 tpd of ore at a cost of $13.2 million. Plant capital costs of $0.6 million are planned for 2013. Plant operations and gold production for the year was:

	Ounces of gold from 2012 Production

			To Settle
Month	Refined	Sold	Prepayment
Q1	55,973	52,002	3,971
Q2	58,081	43,235	14,846
Q3	30,548	28,898	1,650
Q4	56,511	56,511	-
Total	201,113	180,646	20,467

In addition to the 180,646 ounces of gold sold for cash from 2012 production there were 3,325 ounces of gold produced in 2011 and sold in 2012 bringing total cash sales to 183,971 ounces at an average realized price of $1,640 per ounce generating $301.6 million dollars. Including the ounces delivered under the Prepayment Agreement total ounces of gold sold amounted to 204,438 in 2012.

Future gold delivery requirements in respect of the Gold Prepayment Agreement will, depending on the price of gold at the time of delivery, fall within a range between 21,445 ounces and 29,013 ounces as follows:

	Gold ounces to be delivered

	Maximum	Notional	Minimum

Gold price	Less than $950	$1,150- $1250	More than $1,450
Monthly – October 2013 to October 2014	2,232	1,941	1,650
Total	29,013	25,229	21,445

La Arena Gold Mine Costs

Mine productivity during production expansion of the La Arena Gold Mine during the year was hampered by various civil construction challenges and start up efforts. Additionally, changes to the mine plan to accelerate waste production resulted in cost increases in the second half of 2012. Mine site costs per tonne of ore for 2012 were:

The major elements making up the cost per tonne of ore were as follows:

The major cost elements for mining include equipment rental, materials (mostly diesel and blasting materials) and labour. Processing costs are dominated by materials (chemicals), diesel generated electrical power and labour. Other cost elements include services such as insurance and security, health, safety, training and community relations costs. Equipment rental is for the mining fleet which consists of 21 one hundred tonne trucks, three 18.5 cubic meter shovels, 2 blast hole drilling rigs and various support equipment for road maintenance, personnel movement and other services.

Diesel is used to operate the mining fleet, the support vehicles and electrical generators. Materials include blasting agents and chemicals used to leach and process doré. Services include blasting, assaying and security. Health, safety, environment and community relations include supplies, training and donations.

By functional area mine site costs per tonne of ore were:

The Peruvian economy has been growing for several years at an annual rate of 5% to 8% and is estimated to grow at approximately 7% in 2013. As a result the competition for qualified labour is intense and Rio Alto granted wage increases of 5% for general labourers and up to 15% for skilled workers. This increase along with ongoing skills training programs should allow La Arena to retain people.

Operating costs may also be affected by changes in the Peruvian nuevo sol (“sol” or “S/.”) to US dollar exchange rate. From January 2009 to December 2012 the sol has consistently appreciated relative to the US dollar from S/.1 = $0.32 to S/.1 = $0.39. During that four-year period, the sol was as low as S/.1 = $0.31, but finished 2012 at S/.1 = $0.39. Costs most affected, in the short term, by continued appreciation of the sol relative to the dollar are labour and diesel. In the long term virtually all costs incurred in Peru would be affected. If during 2013 the sol appreciates by 5% relative to the dollar, diesel costs would likely increase by approximately $0.085 per tonne of ore mined and labour would likely increase by $0.081 per tonne of ore mined.

Although operating costs would increase by continued sol appreciation, at December 31, 2012 the Company had approximately S/.155 million ($60.3 million) Impuesto General a las Ventas (“IGV”) receivable from the Peruvian government that would also appreciate and partially offset the cash impact of the cost increase. In March 2013 the Company received a refund of IGV amounting to S/.99.9 million or approximately $38.4 million. Refund applications for the balance of the IGV receivable have been filed.

Cash production cost and total production cost per ounce for the 204,438 ounces of gold sold for 2012 was:

Item	US$(000 ’s)	$ Per Oz
Labour costs	13,865	68
Materials	27,591	135
Equipment	13,274	65
Mining services	21,443	105
Geology & other	27,296	134
Worker profit share	12,334	60
Cash production cost	115,803	567

Under Peruvian law workers are entitled to a portion (8%) of a company’s income before income tax. This cost is considered to be an employee benefit and is included in cost of sales. For 2012 the Company paid $12.3 million to its employees under this law. Cash production cost plus a $3,108 change in gold in-process inventory equals cost of sales of $118,911 as set out in Note 26 of the Financial Statements.

Total production cost for 2012 was:

Item	US$(000 ’s)	$ Per Oz
Cash production costs	115,803	567
Selling, general & admin	12,396	61
Exploration	10,540	52
Sustaining capital	40,477	198
Taxes	60,031	294
Total production costs	239,247	1,172

Selling, general and administration includes insurance costs of $276 and general and administration expenses of $12,120 as shown on the Consolidated Statements of Net Income (Loss) included in the Financial Statements.

Sustaining capital includes $42,840 related to the heap leach pad and process ponds, $2,073 of mobile equipment and $364 of other assets as described in Note 15 of the Financial Statements net of $4,800 included in accounts payable.

Taxes include income taxes of $47,514, the Special Mining Tax of $5,971 and Modified Royalty of $6,546. The tax provision of $54,286 on the consolidated Statements of Net Income (Loss) included in the Financial Statements is less than the cash taxes of $60,031 included in the calculation of Total Production Cost due to the recognition in the Financial Statements of an increase during the year in the Company’s deferred income tax assets of $5,745 as described in Note 18 to the Financial Statements.

Operating Outlook for 2013

During 2013 Rio Alto expects that the La Arena Gold Mine will produce between 190,000 and 210,000 ounces of gold from 13.4 million tonnes of ore. Assuming that gold production and sales amount to 200,000 ozs for the year, budgeted mine site operating costs, Cash Production and Total Production Costs per ounce are:

Item	US$(000 ’s)	$ Per Oz
Mining ore	21,015	105
Mining waste	44,232	221
Other direct costs	4,908	23
Worker profit share	14,410	72
Mining contractor charges	8,769	44
Cash production costs	93,334	465

For 2013, labour costs will increase, but the cost of materials should decrease because the La Arena Gold Mine has storage capacity for bulk orders diesel, explosives and chemicals as a result of infrastructure investments made during 2012. This allows the Company to enter into volume purchase agreements at lower unit costs.

In addition to cash production costs there are selling, general and administrative costs, exploration, sustaining capital which affect the Company’s cash flow. The budgeted amounts for those items are set out below:

Item	US$(000 ’s)	$ Per Oz
Mine site costs	93,334	465
Selling, general & admin	34,978	175
Exploration	10,000	50
Sustaining capital	26,200	131
Taxes	67,433	337
Total production costs	231,945	1,158

Estimated taxes are based on a budget profit estimate, which may or may not approximate actual results generated by actual production, sales and costs.

The Company’s existing working capital and cash flow from operations will be more than sufficient to fund planned expansion capital of approximately $63.8 million.

Results of Operations

The following table provides selected annual information for the three most recent completed financial periods ended December 31, 2012 and December 31, 2011 and the year ended May 31, 2011:

(thousands of US	Prepared using international financial reporting standards
dollars, except per
share amounts)

	For the year ended	For the seven-month financial year ended	For the year ended
	December 31,	December 31,	May 31,
	2012	2011	2011

Revenue	$316,505	$-	$-

Total assets	353,481	196,534	157,944

Working capital	55,600	35,050	20,336

Shareholders’ equity	227,582	115,309	112,035

Cash dividends declared	-	-	-

Net income (loss) & income (loss) before discontinued operations and extraordinary items	100,418	(547)	(8,706)

Income (loss) per share from continuing operations	0.58	-	(0.06)
Diluted income (loss) per share	0.57	-	(0.06)

The Company had income of $100.4 million in the year ended December 31, 2012, an improvement of $101.0 million compared to the seven-month financial year ended December 31, 2011. This was due to the commencement of commercial production on January 1, 2012.

General and administration costs

General and administrative costs were $12.1 million for the year ended December 31, 2012, compared to $5.9 million in seven months ended December 31, 2011. General and administrative costs are comprised of costs of Vancouver office that provides services related to public company management and administration. In the prior year, general and administrative costs also included the Lima office which supports the La Arena Project. The table below annualizes, where appropriate, the general and administration costs to compare consistent time periods and include the following:

	(000 ’s)
	For the year ended	For the seven months ended December 31,
	December 31, 2012	2011
			Per financial
		Annualized	statements
Share-based compensation	$4,672	$3,126	$3,126
Salaries	1,169	783	457
Target bonuses	3,924	440	440
Office and miscellaneous	264	1,246	745
Accounting and audit	435	562	328
Travel	264	319	186
Investor relations	185	247	144
Legal fees	159	225	131
Consulting	116	224	130
Directors’ fees	331	249	145
Regulatory and transfer agent fees	492	113	66
Amortization	109	111	65
	$12,120	$7,645	$5,963

The discussion below compares the annualized costs to the previously reported annual period. Variances beyond this are due to comparing seven months to twelve months.

The increase in general and administration expenses in the year ended December 31, 2012 of $12.1 million compared to $7.6 million for the annualized period ended December 31, 2011 is due primarily to increased share-based compensation and target bonuses.

Stock-based compensation expense was $4.7 million for the year ended December 31, 2012 compared to $3.1 million in the year ended December 31, 2011 (and would be the same on an annualized basis because options are granted once during the year, except that newly hired executives usually receive options as an incentive). Stock based compensation is comprised of the amortization of the fair value of granted options over the vesting period. In the year ended December 31, 2012, the Company granted 800,000 options with a fair value of $1.6 million. In the seven months ended December 31, 2011, the Company issued 4.2 million options with a fair value of $9.1 million. Fair value is recognized over the periods in which the options vest which range from immediately to over a three year period. In the year ended December 31, 2012, there was expense was recognized on options that vested during the year but were granted in prior periods.

Salaries were $1.2 million for the year ended December 31, 2012 compared to $783,000 in the annualized period ending December 31, 2011. The difference is due to salary raises granted.

Management bonuses for the year December 31, 2012 of $3.9 million were awarded, consisting of cash flow and share price target bonuses for key executives, as well as a workers’ profit share for administrative employees. In the annualized year ended December 31, 2012, the Company had management bonuses of $440,000 relating to productivity targets achieved.

The decrease in office and miscellaneous expenses for the year ended December 31, 2012 to $264,000 compared to $1.2 million in the annualized period ended December 31, 2011 is due to the costs of the Lima office being included in general and administrative expenses. These costs are now charged as a management fee to La Arena, as it has been determined that these services are provided to directly support the mine, and are now included in cost of sales.

Accounting and audit expense of $435,000 for the year ended December 31, 2012 decreased by $127,000 due to costs incurred in the annualized year ended December 31, 2011 related to work done in connection with the required conversion to “IFRS”, a change in the functional and reporting currency, increased annual costs due to the acquisition and development of La Arena Gold Mine and other complex transactions undertaken by the Company.

Directors’ fees were significantly higher in 2012 for the year ended December 31, 2012 compared to the annualized year ended December 31, 2011, due to the increase in directors’ fees after an external review determined directors’ fees should be raised to be competitive with market rates for comparable companies.

Regulatory and transfer agent fees were $492,000 on for the year ended December 31, 2012 compared to $113,000 the annualized year ended December 31, 2011, due to an increase in listing fees due to a one time listing fee of $196,000 due to changing the Company’s public listing to the TSX from the TSX Venture Exchange (“TSXV”), the Company’s listing on the New York Stock Exchange which consisted of fees of $173,000.

Other expense/income items

Other expense/income items amounted to a gain of $1.1 million during the year ended December 31, 2012 compared to a gain of $5.4 million in the comparable year ended December 31, 2011 due to an unrealized gain of $2.5 million on the Purchase Agreement, offset by accretion expense related to the asset retirement obligation at the La Arena Gold Mine, as well as insurance expenses and foreign exchange loss.

		(000’s)

	For the year	For the seven
	ended December	months ended
	31, 2012	December 31, 2011
Unrealized gain on derivative liability	$2,515	$7,869
Accretion of asset retirement obligation	(1,648)	(847)
Insurance expenses	(276)	-
Foreign exchange gain ( loss)	137	(48)
Other income (expense)	420	(1,540)
	$1,148	$5,434

An unrealized gain on the derivative liability of $2.5 million was recognized as a fair value adjustment of the derivative liability in the year ended December 31, 2012 compared to an unrealized gain of $7.9 million in the seven months ended December 31, 2011. The derivative liability relates to the Purchase Agreement described in Note 19 to the Financial Statements. The mechanics for the calculation of the liability reflect the effects of a written call option based on the volatility of the gold price. Generally, the liability increases if the price of gold increases during a reporting period. Should the price of gold decrease or should the volatility of the gold price decrease during a period the liability would decrease resulting in an unrealized gain. The economic reality is that when the price of gold increases the Company and its shareholders should benefit despite increases in the fair value of the derivative liability. At December 31, 2012 the remaining number of ounces available for purchase, net of estimated deferred revenue obligations, was approximately 360,000 ounces. As the number of ounces available for purchase decrease, the impact of the gain or loss on the derivative liability will be lower.

The Company’s current reclamation and closure plan for the La Arena Gold Mine was approved by the Ministry of Energy and Mines in Peru in October 2012. The estimated undiscounted closure obligation at that time was $38.1 million, which when discounted results in the asset retirement obligation. The accretion related to this obligation was $1.6 million for the year ended December 31, 2012. The majority of the closure activities will be carried out during the 2018 through 2019 period. Care and maintenance activities are expected to continue until 2025.

A foreign exchange gain of $137,000 was recognized in the year ended December 31, 2012 compared to a foreign exchange loss of $48,000 in the seven months ended December 31, 2011. The foreign exchange loss for the year ended December 31, 2012 was due to the depreciation of the US dollar against the Peruvian Sol.

Other income in the year ended December 31, 2012 amounted to $420,000. This consisted of net interest income. During the year ended December 31, 2012, the Company began earning interest on term deposits held by La Arena. This was offset by interest expense on a $3 million loan bearing interest at 3-month LIBOR plus 6 per cent compounded annually and maturing in October 2014. See the Liquidity and Capital Resources section for cash balances.

Peru Taxes

The Peruvian mining tax system was revised during 2011. The Company is subject to the revised system that created two new forms of taxation on mining enterprises and one bill modified the existing royalty on sales of mineral resources. Of the two new forms of tax, one applies to Rio Alto. The modified royalty also applies to the Company.

The two amended bills applicable to Rio Alto may be summarized as:

Special Mining Tax (“SMT”)

The SMT is applied on operating mining income based on a sliding scale of rates ranging up to 8.40%. The tax liability would be determined and payable on a quarterly basis. As a tax on operating profit, normal operating costs excluding interest are deducted from revenue, an operating profit margin is determined and a progressive tax rate would be applied on the Operating Profit Margin Ratio. The Operating Profit Margin Ratio is determined by the following formula:

Ratio = Operating Income / Mining Operating Revenue X 100.

Where:

Mining Operating Revenue equals revenue from the sale of mineral resources adjusted for final settlement payments to account for weight, assay and final metal pricing differences, and

Operating Income equals Mining Operating Revenue less cost of goods sold, amortization and operating expenditures calculated for accounting purposes. Exploration expenditures must be allocated on a pro rata basis over the life of the producing mine to which they relate and are not deductible in the period in which they are incurred.

Modified Royalty Based on Operating Income (“MR”)

The MR revises the mining royalty enacted in 2004 that required a payment ranging from 1% to 3% of the commercial sales value of mineral resources. The MR is applied on the Company’s operating income, rather than sales and is payable quarterly (the previous royalty was payable monthly). The amount payable is determined on a sliding scale with marginal rates ranging up to 12% applied to operating margin, subject to a minimum royalty of 1% of the sales value of mineral resources. As the Company’s operating margin increases the marginal rate of the royalty increases. The basis of the royalty (operating income) and the effective royalty rate would be calculated by following the same rules used to determine the tax liability under the SMT.

Under Peruvian law, workers in the mining industry are entitled to participate in a company’s income before income tax. This participation amounts to 8% of income before income subject to income tax. The corporate income tax after deduction of worker participation is 30%. The following table sets out, for illustration purposes, the calculation of the total Peruvian tax burden under the assumptions illustrated and further assumes that a 45% operating profit margin was achieved:

Per Cent of
Revenue
Mineral product sales proceeds	100.00%
Costs:
Supplies & services
Salaries
Depreciation of plant & equipment
Amortization of intangibles
Exploration related to sales proceeds
Subtotal	55.00%
Operating Margin	45.00%
Modified Royalty	3.33%
Special Mining Tax	4.80%
Interest Expense	1.00%
Tax Losses Applied	2.00%
Income Before Worker Profit Share	33.87%
Worker Profit Share	2.71%
Income Before Income Tax	31.16%
Income Tax	9.35%
Net Income	21.81%
Total Taxes	20.19%

The integration of elements of the Peruvian tax system serves to align the Government’s economic interest with mining companies’ interest; such that, as a company’s net income increases the Government and the company share in the increase in virtually the same manner. The following chart, using the same assumptions as applied in the preceding table and varying the assumed operating profit margin, illustrates that as a company’s operating margin increases the percentage of revenue resulting in net income increases and the total tax burden increases at virtually the same rate.

Liquidity and Capital Resources

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management and the board of directors review and approve planned expenditures. Management believes that the ability to fund operations through cash generated from operations is sufficient to meet sustaining capital and operating requirements. Completion of the feasibility study for the copper-gold deposit will be funded from the Company’s working capital. Development of Phase II may, depending on the timing of the expenditures, require additional financing.

The Company’s cash receipts are from the sale of mineral products; however, the profitability of developing and producing mineral products is affected by many factors including the cost of operations, variations in the grade of ore mined, metal recovered and the price of metals. Depending on the price of metals and other factors, the

Company may determine that it is impractical to continue production. Metals prices have fluctuated widely in recent years and are affected by factors beyond the Company’s control including changes in international investment patterns, economic growth rates, political developments, sales or accumulation of metal reserves by governments, and shifts in private supplies of and demands for metals. The supply of metals consists of a combination of mine production, recycled material and existing stocks held by governments, producers, financial institutions and consumers. If the market price for metals falls below the Company’s full production cost and remains at such levels for a sustained period of time, the Company will experience losses and may decide to discontinue operations or development of other projects at one or more of its properties.

The Company’s cash balance at December 31, 2012 was $38.6 million, which was an increase of $12.7 million from the financial period ended December 31, 2011. Working capital of $55.6 million (including the IGV receivable of $60.3 million) at December 31, 2012 increased by $20.5 million from $35.1 million at December 31, 2011 due to cash proceeds from the commencement of commercial production.

At December 31, 2012 cash and cash equivalents include cash in bank accounts and interest bearing term deposits held in Peru, Canada and Barbados as follows:

(000’s of US Dollars)	Peru	Canada	Barbados	Total
Cash	$29,270	$2,147	$5,240	$36,657
Deposits at 0.79%	-	76	-	76
Deposits at 1.15%	1,880	-	-	1,880
	$31,150	$2,223	$5,240	$38,613

The increases in cash, cash equivalents and working capital were due to the following activities:

Operating Activities:

Cash generated from operating activities were $97.6 million in the year ended December 31, 2012 compared to $16.7 million used in the seven months ended December 31, 2011. The cash from operating activities generated in the year ended December 31, 2012 stems from net earnings of $100.4 million, adjusted for non-cash items, totaling $5.3 million and changes in non-cash working capital of $7.7 million. The non-cash items include amortization of $21.7 million, stock-based compensation of $4.7 million, and accretion of the asset retirement obligation of $1.6 million, which were partially offset by deferred revenue of $14.6 million and recognition of deferred income tax assets of $5.7 million. There was also reclamation expenses of $423,000 paid during the year ended December 31, 2012.

During the seven months ended December 31, 2011, the Company had a loss of $0.5 million, which after adjusting for non-cash items of $5.7 million resulted in cash outflows before changes in non-cash working capital of $6.3 million, which primarily reflects general and administrative cost of $2.8 million and $1.5 million of cost relating to the Prepayment Agreement and current taxes of $2.0 million.

Under Peruvian law the Impuesto General a las Ventas (“IGV”) is a tax imposed at a rate of 18 per cent of the value of any goods or services purchased. IGV is generally refundable within the year in which it is paid. Refund applications may only be made by companies that are trading within Peru and collecting IGV from customers, by exporters or by companies that have an agreement with the tax authority for the early collection of IGV. Once the Company exports mineral production and files the necessary tax statements, it will be eligible for refunds of IGV. As at December 31, 2012, the Company has an IGV receivable of $60.3 million (December 31, 2011 - $25.6 million) of which approximately $38.4 million was received in March 2013.

Financing Activities:

Net cash received from financing activities during the year ended December 31, 2012 was $7.4 million compared to $29.2 million in the seven months ended December 31, 2011.

In the year ended December 31, 2012, proceeds of $2.9 million were received on conversion of 2,720,610 common share purchase warrants and $4.3 million were received on the exercise of 3,070,000 stock options.

There were also changes of $258,000 of non-cash working capital items, consisting of interest charges accrued on the operating loan.

In the seven months ended December 31, 2011 proceeds of $0.3 million were received on the conversion of 126,270 common share purchase warrants and $0.4 million were received on shares issued upon the exercise of 1,062,500 stock options.

On October 15, 2010 the Company entered into a $25 million Prepayment Agreement with RKE. Concurrently the Company entered into a Purchase Agreement with RKE described in the Commitments section of this MD&A and in Note 19 to the Financial Statements and a $3 million Operating Loan Agreement, as described in Note 20 to the Financial Statements. On October 20, 2011, the Company expanded the Prepayment Agreement to $50 million with amendments to the Prepayment Agreement and the Purchase Agreement. In the year ended May 31, 2011, the Company drew down $24.5 million and in the seven month period December 31, 2011 drew the remaining $25.5 million available under the Purchase Agreement and also drew the $3 million operating loan. Cost relating to this financing was $1.0 million in the year ended May 31, 2011 and $1.5 million in the seven months ended December 31, 2011.

Investing Activities:

During the year ended December 31, 2012, net cash of $92.4 million was used in investing activities. In the seven month period ended December 31, 2011, investing activities provided net cash of $1.9 million due to preproduction cash receipts that were capitalized.

There was an increase of $2.2 million in restricted cash, due to a letter of credit posted by the Company as a partial guarantee of its mine closure obligations. The Company also invested $0.8 million in Duran Ventures Inc.

The remainder of the investing activities in the year ended December 31, 2012 were to principally further develop the La Arena Project. Additions to plant and equipment were $69.0 million, of which $63.4 million was paid in cash and the remaining amount was in accounts payable at the end of the year. Additions to mineral properties were $22.5 million, of which of which $7.7 million was paid in cash and $14.8 million was included in accounts payable as at December 31, 2012. There were changes in non-cash working capital items of $2.0 million during the year, consisting of an increase of $205,000 in prepaid expenses and $16.4 million of IGV, which was partially offset by an increase in accounts payable of $18.6 million.

The investing activities in the seven months ended December 31, 2011 were to principally develop the La Arena Project and consisted of additions to mineral properties and plant and equipment. Additions to plant and equipment were $20.5 million, of which $15.8 million was paid in cash and the remaining amount was in accounts payable at the end of the period. Additions to mineral properties were $58.3 million, of which $41.3 million was paid in cash, $12.4 million was included in accounts payable at December 31, 2011, and $4.7 million was related to depreciation of plant and equipment which is capitalized to mineral properties during the pre-production phase. Mineral property additions included $20.4 million of pre-production costs. The pre-production revenues of $71.6 million on the sale of 48,071 ounces were included in mineral properties, of which $6.4 million was a non-cash delivery of gold partially to settle the Prepayment Agreement. All of the development work was for the La Arena Gold Mine, except $4.3 million related to the copper-gold sulphide project.

Summary of Quarterly Results

The following table provides selected quarterly financial information:
(thousands of US dollars, except per share amounts1)

	For the three months ended, except for the period ended December 31, 2011, which is four months
	December	September	June 30,	March 31,	December	August 31,	May 31,	February
	31,	30,			31,			28,
	2012	2012	2012	2012	2011	2011	2011	2011
Revenue	$82,198	$60,924	$78,789	$94,594	$-	$-	$-	$-
Total assets	353,481	320,275	290,156	260,200	196,534	166,287	157,944	127,847
Working capital	55,600	47,457	66,498	60,931	35,050	7,739	20,337	6,242
Shareholders’ equity	227,582	198,223	184,518	152,365	115,309	102,090	112,036	111,752
Net income(loss)	26,796	10,804	29,640	33,178	9,715	(10,263)	(1,377)	(2,587)
Basic earnings(loss) per share	0.16	0.06	0.17	0.19	0.00	(0.06)	(0.01)	(0.02)
Diluted earnings(loss) per share	0.17	0.06	0.16	0.18	0.00	(0.06)	(0.01)	(0.02)
[1] Effective May 31, 2011, the Company changed its functional currency to US dollars from CDN dollars. The reason for the change was to present financial statements in the currency of the Company’s principal business activities. Therefore, all quarters preceding the quarter ended August 31, 2011 are stated in thousands of US dollars in the table above, but are CDN functional currency.

During the quarter ended December 31, 2012, the Company had a net income of $26.8 million compared to a net income of $10.8 million in the quarter ended September 30, 2012, a net income of $29.6 million in the quarter ended June 30, 2012, and a net income of $33.2 million in the quarter ended March 31, 2012. Income and expense are determined by metal prices and operations.

Commitments:

In the normal course of business the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the maturities of the Company’s financial liability and commitments:

(in thousands of US dollars)

	December 31, 2012
	Within 1 year	2 to 5 years	Over 5 years	Total	31-Dec-11
Accounts payable	$43,738	$2,331	$-	$46,069	$27,481
Derivative liability (note 20)	1,102	942	-	2,044	4,559
Office leases	275	463	-	738	1,044
Asset retirement obligation (note 23)	-	5,300	32,800	38,100	34,740
Long term debt (note 21)	-	3,258	-	3,258	3,000
Duran expenditures (note 10)	-	1,500	-	1,500	-
Santa Barbara expenditures (note 32)	1,500	-	-	1,500	-
Total	$46,615	$13,794	$32,800	$93,209	$70,824

Refer to events subsequent to December 31, 2012 for commitments entered into after the year ended December 31, 2012.

Capital Spending Plans

For 2013 Rio Alto intends to make capital investments or make non-operating expenditures of about $90 million.

A brief description of these spending plans follows:

Item	US$ millions	Observations
Phase I Gold
Leach pad	29.9	Increase capacity to 67.4 million tonnes
Waste dump	6.1	Increase capacity by 30 million tonnes
Other	5.6	Various projects

Community relations & infrastructure	4.5

La Colorada resource definition	7.0	Drilling, assays and test work

Phase II Copper/Gold
Process design	2.0
Power supply	8.7	Switch station 220Kv to 22.9Kv and power line
Highway diversion	13.5	Relocate highway to facilitate future mining
Water supply	2.0	Design and testing
Engineering & environmental permitting	4.3
Condemnation drilling & surface rights	6.5
Total	90.0

Once leach pad capacity is increased ongoing capital spending requirements for Phase I will be reduced to a modest level and to consist of waste dump expansions in 2014 and 2015.

Work to develop the Phase II copper-gold mine is progressing as the feasibility study is being prepared. Construction of a substation and power line is underway and should be completed during 2013. The capacity of the transformer ordered is 35Mw which is in excess of the estimated 25Mw requirement for Phase II and the 4.5Mw requirement for Phase I. Power for gold production is provided by diesel fired generators at a cost of between $0.30 and $0.35 per KwH. Management expects this cost to be reduced to $0.05 to $0.075 per KwH in 2014. The existing highway falls within the likely ultimate copper/gold pit. Although relocating the highway is not required for a few years, management believes it is prudent to start the process at this time.

Following the initial exploration success at La Colorada the management expects that another $7 million of work will result in a maiden resource at this prospect.

Community relations and infrastructure projects will involve an expansion of the school that the Company built in 2011, the provision of enhanced medical facilities for the region, assistance with the development of a landfill site for the district capital and other various projects.

Related Party Transactions

Transactions with related parties, for the year ended December 31, 2012, are described in Note 32 to the Financial Statements and are summarized below:

Amounts owing to or from related parties are non-interest bearing, unsecured and due on demand. The transactions were in the normal course of operations.

a.	The following related party transactions and balances for the year ended December 31, 2012, the seven-month financial year ended December 31, 2011 and the year ended May 31, 2011 are:

	i.	Included in accounts receivable at the end of the period is $nil (December 31, 2011 - $5,000, May 31, 2011 - $27,000) from related parties.

	ii.	Included in accounts payable and accrued liabilities at the end of the period is $3.0 million (December 31, 2011 - $10,000, May 31, 2011 - $215,000) owed to related parties. Of this amount, $2.3 million is included in long term accounts payable and accrued liabilities as it relates to a long-term bonus plan. The accounts payable balance as at December 31, 2012 consists of directors’ fees and expenses, as well as bonuses to executives.

b.

Key management are those people having the authority and responsibility for planning, directing and controlling the Company and includes the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Directors. Remuneration for key management is:

	For the year ended	For the seven months ended	For the year ended
(In 000s of US dollars)	December 31, 2012	December 31, 2011	May 31, 2011
Salaries (i)	$1,324	$282	$442
Benefits (i)	12	6	7
Bonuses (i)	4,399	440	219
Directors fees	364	158	182
Share options (ii)	1,731	634	1,486
	$7,830	$1,520	$2,336

(i)	Salaries, benefits and bonuses are included in general and administrative expenses or cost of sales.

(ii)	Share options are included in administrative expenses as share-based compensation expense.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, other financial assets (investment in Duran Ventures Inc.), accounts payable and accrued liabilities, due to related parties, long-term debt and the derivative liability.

Cash and cash equivalents, restricted cash, and accounts receivable, are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, long-term debt and due to related parties are classified as other financial liabilities. Other financial assets and derivative liability are classified as fair value through profit or loss.

Fair values

The financial assets and liabilities that are recognized on the balance sheet at fair value are in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly as prices or indirectly derived from prices; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Other financial assets as described in Note 10 to the Financial Statements and consist of shares and warrants in Duran and are measured at fair value. The shares are classified as Level 1 and are valued at quoted market value (trading price on the TSXV) and the warrants are classified as Level 2 using the Black Scholes model.

The derivative liability is measured at fair value and is classified as Level 3. An option pricing model that considers changes in the US dollar price of gold is used to estimate the fair value of the financial derivative embedded in the Company’s Gold Purchase Agreement described in Note 19 to the Financial Statements. The principal assumption used in the option pricing model is the volatility, over time, of the gold price.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures. Management believes that the ability to fund operations through cash generated from operations should be sufficient to meet the ongoing capital and operating requirements. At December 31, 2012, the Company’s working capital of $55,600 was sufficient to meet its short-term business requirements.

In the normal course of business the Company enters into contracts and conducts business activities that give rise to commitments for future minimum payments, as summarized above in Commitments.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and doré and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions and shipments of doré are insured with reputable underwriters. Management believes the risk of loss of the Company’s liquid financial assets and doré to be minimal.

The Company’s maximum exposure to credit risk is as follows:
(in thousands of US dollars)

	December 31, 2012	December 31, 2011	May 31, 2011
Cash and cash equivalents	$38,613	$25,907	$11,526
Restricted cash	2,175	-	-
Accounts receivable	28,849	1,158	537
Doré	-	772	372
	$69,637	$27,837	$12,435

Currency risk

The Company operates in Canada, Peru and Barbados and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in United States dollars. Fluctuations of the operating currencies in relation to the United States dollar will have an impact upon the reported results of the Company and may also affect the value of the Company’s assets and liabilities.

The Company’s financial assets and liabilities as at December 31, 2012 are denominated in United States, Canadian dollars and Peruvian Nuevo Sol set out in the following table:

(in thousands of US dollars)

	United States Dollar	Canadian Dollar	Peruvian Nuevo Sol	Total
Financial assets
Cash and cash equivalents	$21,365	$2,235	$15,013	$38,613
Accounts receivable	27,088	53	1,708	28,849
	48,453	2,288	16,721	67,462
Financial liabilities
Accounts payable and accrued liabilities	3,550	701	41,818	46,069
Net financial assets	$44,903	$1,587	$(25,097)	$21,393

The Company’s reported results will be affected by changes in the US dollar to Canadian dollar and US dollar to Nuevo Sol exchange rate. As of December 31, 2012, a 10 per cent change in the exchange rate between the Canadian dollar and the US dollar (“USD”) would have changed net financial assets by approximately USD$158,000. A 10 per cent change in the exchange rate between the Nuevo Sol and the USD dollar would have changed net financial liabilities by approximately USD$2,509,000.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. The Company’s long-term debt bears interest at Libor + 6% (Note 20 to the financial statements). The Company is subject to Libor rate fluctuations.

Other interest rate risks arising from the Company’s operations are not considered material.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and future profitability of the Company are directly related to the market price of gold and copper. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary. Future gold production is un-hedged in order to provide shareholders with full exposure to changes in the market gold price. A 10 per cent increase in the price of gold would result in a USD$183,000 increase to the derivative liability and a 10 per cent decrease in the price of gold would have an equal but opposite effect.

Critical Judgements in Applying Accounting Policies

The critical judgements made in the process of applying the Company’s accounting policies, apart from those involving estimation, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

a.	Commencement of commercial production

The Company assesses the stage of each mine under construction to determine when a property reaches the stage when it is substantially complete and ready for its intended use. Criteria used to assess when a property has commenced commercial production include, among other considerations:

  The level of capital expenditures incurred relative to the expected costs to complete;

  The completion of a reasonable period of testing of the mine plant and equipment;

  The ability to produce saleable metals;

  The attainment of relevant permits;

  The ability to sustain ongoing production; and

  The achievement of pre-determined production targets.

When management determines that a property has reached commercial production, costs capitalized during development are amortized. Management determined that Phase I achieved commercial production levels in late December 2011 and from January 1, 2012 commercial production commenced.

b.	Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as assumptions related to foreign exchange rates, commodity prices, future capital requirements, metal recovery factors and production costs along with geological assumptions and judgements made in estimating the size and grade of ore bodies. Changes in proven and probable mineral reserves or measured and indicated and inferred mineral resource estimates may impact the carrying value of mineral properties, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and amortization expense.

c.	Functional currency

The functional currency for each of the Company’s subsidiaries, joint ventures and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each material entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

d.	Own Use Contracts

Certain commodity purchase and sale contracts will meet the definition of a derivative and their value will vary in accordance with the value of the underlying commodity in question. A commodity contract within the scope of IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) that is also a derivative is accounted for at fair value through profit and loss (FVTPL).

Contracts, such as the Gold Prepayment Agreement, that are capable of being net cash settled because the contract terms permit net cash settlement; or when the non-financial item is readily convertible into cash fall outside the scope of IAS 39 if they were entered into and continue to be held for the purpose of the receipt or delivery of the non-financial item in accordance with the entity's expected purchase, sale or usage requirements and are not written option contracts. Contracts that are exempt from IAS 39 on these grounds are commonly referred to as "own use contracts" and are accounted for as executory contracts.

Gold is considered to be readily convertible to cash and therefore it is management’s judgement that the Gold Prepayment Agreement (“the Agreement”) which is not a written option will be settled by delivering gold ounces in accordance with the Company’s normal sale and usage requirement. Accordingly the Agreement qualifies as an own use contract. Revenue is recognized as the notional ounces are delivered.

Changes in Accounting Standards

Accounting standards effective January 1, 2013

(i)	Consolidation

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. IFRS 10 establishes control as the basis for an investor to consolidate its investees; and defines control as an investor’s power over an investee with exposure or rights to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”), which establishes the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting of the nature of risks associated with the Company’s interests in other entities and the effects of those interests on the Company’s consolidated financial statements.

Concurrently with the issuance of each of IFRS 10, IAS 27 and IAS 28 - Investments in Associates (“IAS 28”) were revised and reissued as IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures to align with the new consolidation guidance.

(ii)	Joint arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which supersedes IAS 31 - Interests in Joint Ventures and SIC-13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances.

Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement where the parties that have joint control of the arrangement (“joint operators”) have the right to the assets and have obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement where the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

The Company does not anticipate this standard to have a material impact on its consolidated financial statements.

(iii)	Fair value measurement

In May 2011, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a framework for measuring fair value, which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

The Company does not anticipate the application of IFRS 13 to have a material impact on its consolidated financial statements.

(iv)	Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income into two groups on the basis of whether they may be reclassified to earnings subsequent to initial recognition or not reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

(v)	Employee Benefits

In June 2011, the IASB issued amendments to IAS 19 - Employee Benefits (“IAS 19”) that introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer, or recognize in full in earnings, actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income and requires use of the same discount rate for both the defined benefit obligation and expected asset return when calculating interest cost. Other changes include modification of the accounting for termination benefits and classification of other employee benefits.

The Company does not anticipate the application of the amended IAS 19 to have a material impact on its consolidated financial statements.

Accounting standards effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified at fair value through profit and loss, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company will monitor the evolution of this standard to evaluate the impact it may have on its consolidated financial statements.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions being considered by the Company; however, the Company continuously evaluates possible property acquisitions and may in the future enter into a transaction.

Events subsequent to December 31, 2012

a.

After December 31, 2012 the Company received $737,000 from issuing 348,720 shares pursuant to the exercise of 12,000 options and conversion of 336,720 warrants. There are no outstanding warrants remaining.

b.	After December 31, 2012, Rio Alto Insurance Limited obtained a $5,000,000 letter of credit in favour of the

Canadian insurance company that wrote various policies on behalf of Rio Alto Insurance Limited.

c.

After December 31, 2012, the Company signed a non-binding letter of intent (“LOI”) with Santa Barbara Resources Limited (“Santa Barbara”). Upon signing the LOI the Company paid Santa Barbara $250,000. The Company will have the option to acquire up to a 51% interest in the Sancos gold property (“Sancos”) in Peru within a three year period by incurring $4,500,000 in expenditures at a minimum rate of $1,500,000 a year and paying Santa Barbara $500,000 not later than the 51% option exercise date. The Company may earn an additional 15% interest in the Sancos project within the subsequent two year period by undertaking all necessary actions required to prepare Sancos for a production decision. The Company will pay Santa Barbara an additional $500,000 upon its acquisition of the 15% interest.

After December 31, 2012, the Company purchased 2,500,000 common shares of Santa Barbara at a price of CDN$0.08 per share, for total consideration of CDN$200,000. These common shares are subject to a hold period in Canada, expiring on June 14, 2013.

d.	After December 31, 2012 the Company received an IGV refund of approximately $38.4 million.

e.	After December 31, 2012 the Company executed a definitive agreement with Duran Ventures Inc. replacing the letter of intent described in Note 10 to the Financial Statements.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Outstanding Shares, Warrants and Options

As at the date of this MD&A, the Company has common shares, warrants convertible into common shares and options exercisable into common shares outstanding as follows:

Number of common Shares

December 31, 2011		169,746,352
Exercise of stock options		3,070,000
Exercise of warrants		2,720,610
December 31, 2012		175,536,962
Exercise of stock options		12,000
Conversion of warrants		336,720
Total as at March 28, 2013		175,885,682

Number of Warrants	Conversion Price	Expiry Date
Nil	n/a	n/a

		Weighted
	Number of	Average
Number of	Underlying	Exercise
Options	Shares	Price (C$)	Grant Date	Date of Expiry
1,522,500	1,522,500	$0.30	July 24, 2009	July 24, 2014
460,000	460,000	$1.50	September 20, 2010	September 20, 2015
750,000	750,000	$1.80	September 20, 2010	September 20, 2015
250,000	250,000	$1.90	November 5, 2010	November 5, 2015
250,000	250,000	$2.00	December 6, 2010	December 6, 2015
205,000	205,000	$2.39	March 11, 2011	March 11, 2016
2,721,750	2,721,750	$3.08	November 18, 2011	November 16, 2016
925,000	925,000	$3.22	November 18, 2011	November 16, 2016
200,000	200,000	$3.75	January 23, 2012	January 23, 2017
600,000	600,000	$5.25	September 10, 2012	September 10, 2017
7,884,250	7,884,250	$2.44

Evaluation of Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Corporation's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers"), on a timely basis so that appropriate decisions can be made regarding public disclosure within the required time periods specified under applicable Canadian securities laws. The Certifying Officers are responsible for establishing and monitoring the Corporation's DC&P. Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete. The Certifying Officers are also responsible for establishing and maintaining adequate ICFR for the Corporation.

As at December 31, 2012, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation's DC&P and ICFR as required by Canadian securities laws. Based on that evaluation, the Certifying Officers have concluded that, as of the end of the period covered by this MD&A, the DC&P were effective to provide reasonable assurance that material information relating to the Corporation was made known to senior management by others and information required to be disclosed by the Corporation in its annual filings, interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) or other reports filed or submitted by it under securities legislation were recorded, processed, summarized and reported within the time periods specified in securities legislation. The Certifying Officers have evaluated the effectiveness of the Company's ICRF as at December 31, 2012 and have concluded that such ICFR is effective. The Certifying Officers have also concluded that, as of the end of the period covered by this MD&A, the ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To design its ICFR, the Corporation used the Internal Control –Integrated Framework (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. There are no material weaknesses in the Corporation's ICFR as of December 31, 2012. Due to inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation relating to the effectiveness in future periods are subject to the risk that controls may become inadequate as a result of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

During the year ended December 31, 2012, there were no changes to the Corporation's ICFR that materially affected, or are reasonably likely to materially affect, the Corporation's ICFR.

Business Risk Factors

Natural resources exploration, development, production and processing involve a number of risks, many of which are beyond the Company's control. Without limiting the foregoing, such risks include:

  Changes in the market price for mineral products, which have fluctuated widely in the past, will affect the future profitability of the Company’s operations and financial condition.

  Community groups or non-governmental organizations may initiate or undertake actions that could delay or interrupt the Company’s activities. See Social and Community Issues below.

  The Company has limited operating history and there can be no assurance of its continued ability to operate its projects profitably.

  Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse effect on the Company’s business.

  Actual exploration, development, construction and other costs and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration and development in the future.

  The Company’s insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable.

  The Company depends heavily on limited mineral properties, and there can be no guarantee that the Company will successfully acquire other commercially mineable properties.

  The Company’s activities are subject to environmental laws and regulations that may increase the cost of doing business or restrict operations.

  The Company requires numerous permits in order to conduct exploration, development or mining activities and delays in obtaining, or a failure to obtain, such permits or failure to comply with the terms of any such permits that have been obtained could have a material adverse effect on the Company.

  Exploration, development and mining activities on land within Peru generally require both ownership of mining concessions and ownership of or a leasehold interest over surface lands (“surface rights”). The Company constantly seeks to expand its activities and may experience delays in obtaining surface rights or may not be able to acquire surface rights because of unwillingness by the owner of such rights to transfer ownership or the right to use at a reasonable cost or in a timely manner.

  The Company may experience difficulty in attracting and retaining qualified management to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

  Insofar as certain directors and officers of the Company hold similar positions with other mineral resource companies, conflicts may arise between the obligations of these directors and officers to the Company and to such other mineral resource companies.

  Title to the Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims or defects.

  The Company’s business is subject to potential political, social and economic instability in the countries in which it operates.

  Changes in taxation legislation or regulations in the countries in which the Company operates could have a material adverse effect on the Company’s business and financial condition.

  Currency exchange rate fluctuations may affect the cost of the Company’s operations and exploration and development activities.

  The Company has no dividend payment policy and does not intend to pay any dividends in the foreseeable future.

Readers should also refer to other risk factors outlined in the Company’s Annual Information Form (the "AIF") dated March 28, 2013 as filed on SEDAR.

Social and Community Issues

In recent years communities and non-governmental organizations ("NGO’s") have become more vocal and active with respect to mining activities at or near their communities. Some communities and NGO’s have taken such actions as road closures, work stoppages, and the filing of law suits for damages. Actions by communities and NGO’s may have a material adverse effect on the Company's financial position, cash flow and results of operations.

Cautionary Statement on Forward-Looking Information

Certain information in this MD&A, including information about the Company’s financial or operating performance and other statements expressing management’s expectations or estimates of future performance and exploration and development programs or plans constitute “forward-looking statements”. This includes the 2013 gold production guidance, cost and capital spending guidance included in this MD&A. Words such as “expect”, “will”, “intend”, “estimate”, “anticipate”, “plan” and similar expressions of a conditional or future oriented nature identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions. While considered by management to be reasonable in the context in which they are made, forward-looking statements are inherently subject to business risks and economic and competitive uncertainties and contingencies. The Company cautions readers that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Rio Alto’s actual financial results, future performance and results of exploration and development programs and plans to be materially different than those estimated future results, performance or achievements and that forward-looking statements are not guarantees of future performance, results or achievements.

Risks, uncertainties and contingencies and other factors that might cause actual performance to differ from forward-looking statements include, but are not limited to, changes in the worldwide price of precious metals and commodities, changes in the relative exchange rates for the dollar, the Canadian dollar, and the Peruvian Nuevo sol, interest rates, legislative, political, social or economic developments both within the countries in which the Company operates and in general, contests over title to property, the speculative nature of mineral exploration and development, operating or technical difficulties in connection with the Company’s operating, development or exploration programs, increasing costs as a result of inflation or scarcity of human resources and input materials or equipment. Known and unknown risks inherent in the mining business include potential uncertainties related to title to mineral claims, the accuracy of mineral reserve and resource estimates, metallurgical recoveries, capital and operating costs and the future demand for minerals. Please see Business Risk Factors, elsewhere herein.

Management continuously reviews its development plans and business running costs and, if necessary, revises them as business risk factors, uncertainties, contingencies and other factors change.

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Qualified Person Review

The disclosure in this MD&A of scientific and technical information regarding the La Arena Project has been reviewed and verified by Enrique Garay, M Sc. P. Geo (AIG Member) Vice President Geology, Rio Alto. Mr. Garay is a Qualified Person for the purposes of National Instrument 43-101.

Technical and Scientific Information

All technical and scientific information contained in this MD&A regarding the La Arena Project has been taken from the La Arena Project, Peru – Technical Report (“Report”) with effective date of September 30, 2011, prepared by Kirk Mining Consultants Pty Limited (“Kirk Mining Consultants”). A copy of the Report is available under the Company’s SEDAR profile. Readers are encouraged to read the Report in its entirety, including all qualifications, assumptions and exclusions that relate to the scientific and technical information set out in this MD&A. Technical and scientific information set out in this MD&A is subject to the qualifications, assumptions and exclusions set out in the Report. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Report was supplemented with information taken from the La Arena Project, Peru – Technical Report with effective date of July 31, 2010, prepared by Coffey Mining Pty Ltd. (“Coffey Mining”). A copy of the report dated July 31, 2010 is available under the Company’s SEDAR profile.

Approval

The Board of Directors has approved the disclosure in this MD&A.

A copy of this MD&A, the Financial Statements, the AIF and previously published financial statements, management discussions and analysis as well as other information is available on the SEDAR website at www.sedar.com.